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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2000

Commission File No. 1-4329

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)

COOPER TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE	34-4297750
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)

(419) 423-1321
(Registrant's telephone number, including area code)

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ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) for the fiscal year ended December 31, 2000, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

(23) Consent of Independent Auditors

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.


COOPER TIRE & RUBBER COMPANY

/s/ Philip G. Weaver
_____
PHILIP G. WEAVER
Vice President and Chief Financial Officer
Plan Administrator


Date: June 25, 2001

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FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)

December 31, 2000 and 1999
Year Ended December 31, 2000

With Report of Independent Auditors

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Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)

Financial Statements and Supplemental Schedule

December 31, 2000 and 1999
Year Ended December 31, 2000

Table of Contents

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Report of Independent Auditors

Pre-Tax Savings Plan Committee
Cooper Tire & Rubber Company
  Pre-Tax Savings Plan (Texarkana)

We have audited the accompanying statements of net assets available for benefits of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) ("Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 7, 2001


Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)

Statement of Net Assets Available for Benefits


	December 31	
	2000	**1999**
Investments, at market:		
Interest in investment trust	**$ 9,369,556**	$10,051,866
Mutual funds	**3,411,567**	2,534,943
	12,781,123	12,586,809
Cash	**110,496**	89,630
Receivables:		
Participant contributions	**46,585**	—
Employer contributions	**715,970**	581,433
Interest receivable	**14**	—
Net assets available for benefits	**$13,654,188**	$13,257,872

See accompanying notes.


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Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2000


Additions:	
Employer contributions	$ 715,970
Participant contributions	2,691,059
Interest and dividends	704,003
Other	1,286
Total additions	4,112,318
Deductions:	
Net depreciation in fair value of investments	2,883,642
Benefit payments	832,360
Total deductions	3,716,002
Net increase	396,316
Net assets available for benefits at beginning of year	13,257,872
Net assets available for benefits at end of year	$13,654,188

See accompanying notes.


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1. Description of Plan

The following description of Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all hourly employees who have completed 30 days of continuous credited service and are covered by the collective bargaining agreement between the United Steelworkers of America Local #752 and Cooper Tire & Rubber Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15 percent of their pretax compensation. Participants may direct their contributions to any of the Plan's investment fund options.

The employer contributions to the Plan are made annually by the Company as provided in the Plan document and at the discretion of the Company's Board of Directors. All employer contributions are invested in Cooper Tire & Rubber Company common stock until they become vested, after which they are invested as directed by the participant.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant's account is credited with the participant's contributions and their allocation of the Company's contributions and Plan earnings.

Forfeitures

Forfeitures are used by the Company to reduce its obligation. Forfeitures unused at December 31, 2000 were $3,943.

Vesting

The participants are immediately vested in their contributions plus actual earnings thereon. After five years, the participants are vested in the Company's contributions plus actual earnings thereon.

Participant Withdrawals

In the event of retirement, death, termination, permanent disability or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payment of benefits may be taken in a lump sum distribution or in two lump sum installments.

In the event of hardship, as defined, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Recognition

Except for the investment contracts held in the Investment Trust, the Plan's investments are stated at fair value, which equals the quoted market price on the last business day of the plan year.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 6.5% in 2000. The crediting interest rate for these investment contracts is reset monthly by the issuer but cannot be less than zero and ranged from 5.3% to 9.9% at December 31, 2000.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Company pays the administrative expenses of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2000, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as follows:

Interest in investment trust	$(2,654,367)
Mutual funds	(229,275)
	$(2,883,642)

Investments that exceed 5% of the Plan assets available for benefits are as follows:

	December 31	
	2000	1999
Investment Company of America Fund	$ 945,145	$ 899,057
American Washington Mutual Investors Fund	1,735,133	1,630,730

4. Investment Trust

Certain investments of the Plan are held in an Investment Trust, which also combines similar investments of the other defined contribution plans sponsored by the Company. The Plan's interest in the Investment Trust was determined by the Plan's relative asset value to the Investment Trust's total asset value at the end of the year. Investment income is allocated to the Plan based on its pro-rata share in the net assets of the Investment Trust.

At December 31, 2000 and 1999, the Plan's interest in the net assets of the Investment Trust was approximately 6% and 5%, respectively.

The following presents the value of the investments in the Investment Trust:

	December 31	
	2000	1999
Cooper Tire & Rubber Company common stock*	$101,494,282	$133,140,436
Money market mutual fund	3,773,708	1,897,149
Investment contracts at contract value	54,655,337	62,821,875
Total assets	$159,923,327	$197,859,460

*Nonparticipant-directed

The fair value of the investment contracts was $51,218,102 at December 31, 2000.

Investment income for the Investment Trust for the year ended December 31, 2000 is as follows:

Interest and dividends	$ 7,881,591
Net depreciation in fair value of investments:	
Common stock	(43,252,781)
Money market mutual fund	—

5. Nonparticipant-Directed Investments

Cooper Tire & Rubber Company common stock is a nonparticipant-directed investment. Information about the significant components of changes in net assets related to the nonparticipant-directed investment for the year ended December 31, 2000 is as follows:

Contributions	$ 13,500,000
Dividends	3,999,978
Net depreciation in fair value of investment	(43,252,781)
Participant withdrawals	(2,136,916)
Transfers out to other investment options	(3,756,432)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 9, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the trustee, National City Bank, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)

Employer ID # 34-4297750
Plan # 012

Schedule H, Line 4(i) – Schedule of Assets Held for Investment Purposes At End of Year

December 31, 2000

Identity of Issue, Borrower, Lessor or Identity of Issue	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
* National City Bank	Armada Government Money Market Fund #509	$ 2,632
* National City Bank	Armada Equity Index Fund #42	49,311
Aim Funds Group	Balanced Fund Class A Shares	30,693
American Funds	American Washington Mutual Investors Fund	1,735,133
American Funds	Investment Company of America Fund	945,145
Invesco Funds	Dynamics Fund	231,443
Janus Funds	Janus Worldwide Fund	236,790
MFS Family of Funds	Massachusetts Investors Growth Stock Funds	180,420
		$3,411,567

_____

Party-in-interest.

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